DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/7/2005



1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

NA______________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

452,258

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.87%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

102,900

8. SHARED VOTING POWER

16,500
9. SOLE DISPOSITIVE POWER

238,988
______________________________________________________

10. SHARED DISPOSITIVE POWER
213,270

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

452,258

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.87%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

213,270

8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

0
______________________________________________________

10. SHARED DISPOSITIVE POWER
213,270

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

213,270

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.13%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________





The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned on May 19, 2005. This Amendment No.3 amends the Schedule 13D as specifically set forth.

Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045, also a principal of Bulldog Investors. Mr. Goldstein and Mr. Dakos are self-employed investment advisors. Bulldog Investors is a group of investment partnerships.

During the past 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein and Mr. Dakos are United States citizens

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12 , 2005. The percentage set forth in this item (5a) was derived using such number.

a. The total number of shares owned by Bulldog Investors, Mr. Phillip Goldstein and Mr. Andrew Dakos is 452,258 shares or 10.87%. Mr.Goldstein is deemed to be the beneficial owner of 452,258 shares of NRL or 10.87% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 213,270 shares of NRL or 5.13% of the outstanding shares

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 238,988 shares and jointly with Mr. Dakos for 213,270 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 102,900 shares and jointly for 16,500 shares. Mr. Dakos has the sole power to vote 213,270 shares.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):


10/14/05           300 @ 20.45
10/7/05            91000 @ 21.89
10/4/05            1000 @ 22.3
10/4/05            1000 @ 22.3
10/4/05            1000 @ 22.3
9/27/05            3000 @ 21.85
9/26/05            2500 @ 21.95
9/13/05            2000 @ 22.75
9/13/05            1000 @ 22.75
9/13/05            2000 @ 22.75
9/13/05            1000 @ 22.75
9/12/05            600 @ 22.6
9/9/05                   1100 @ 22.55
9/8/05                   2000 @ 22.63
9/8/05                   2000 @ 22.63
8/26/05            1500 @ 22
8/25/05            2000 @ 22.1
8/25/05            2000 @ 22.09
8/24/05            2000 @ 21.97
8/17/05            200 @ 21.85


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Joint Filing Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October  17, 2005

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1.
Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of NRL.

Dated: 10/17/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name: Andrew Dakos